Primero Mining Corp.
(The “Company”)

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is a report on voting results for the annual general meeting of shareholders of Primero Mining Corp. held on May 8, 2014. (the “Meeting”).

Matters Voted Upon

			Votes By Proxy
		Outcome of Vote	Votes For	Votes Withheld

1.	The election of the following directors

	a) Wade Nesmith	Carried	90,106,889	16,050,229
			(84.88%)	(15.12%)
	b) Joseph Conway	Carried	90,121,719	16,038,460
			(84.89%)	(15.11%)
	c) David Demers	Carried	99,356,667	6,803,512
			(93.59%)	(6.41%)
	d) Grant Edey	Carried	97,884,285	8,272,832
			(92.21%)	(7.79%)
	e) Rohan Hazelton	Carried	82,857,098	23, 303, 081
			(78.05%)	(21.95%)
	f) Eduardo Luna	Carried	89,428,026	16,732,153
			(84.24%)	(15.76%)
	g) Robert Quartermain	Carried	99,603,938	6,553,179
			(93.83%)	(6.17%)
	h) Michael Riley	Carried	105,185,196	974,983
			(99.08%)	(0.92%)
	i) Brad Marchant	Carried	106,034,880	125,299
			(99.88%)	(0.12%)
			Votes by Proxy
		Outcome of Vote	Votes For	Votes Withheld

2.	Appointment of Deloitte LLP, as auditors of the Company and authorizing the directors to fix their remuneration.	Carried	119,577,059	553,399
			(99.54%)	(0.46%)